Filed Pursuant to Rule 433

Registration No. 333-172490

FINAL TERM SHEET

Philip Morris International Inc.

Dated February 26, 2013

Floating Rate Notes due 2015

2.625% Notes due 2023

4.125% Notes due 2043

Issuer:	Philip Morris International Inc.

Offering Format:	SEC Registered

Security:	Floating Rate Notes due February 26, 2015 (the “2015 Notes”) 2.625% Notes due March 6, 2023 (the “2023 Notes”) 4.125% Notes due March 4, 2043 (the “2043 Notes”)

Aggregate Principal Amount:	2015 Notes: $400,000,000 2023 Notes: $600,000,000 2043 Notes: $850,000,000

Maturity Date:	2015 Notes: February 26, 2015 2023 Notes: March 6, 2023 2043 Notes: March 4, 2043

Coupon:	2015 Notes: N/A 2023 Notes: 2.625% 2043 Notes: 4.125%

Interest Payment Dates:

2015 Notes: Quarterly on each February 26, May 26, August 26 and November 26, commencing on May 26, 2013

2023 Notes: Semi-annually on each March 6 and September 6, commencing September 6, 2013

2043 Notes: Semi-annually on each March 4 and September 4, commencing September 4, 2013

Spread to LIBOR:	2015 Notes: + 5 bps 2023 Notes: N/A 2043 Notes: N/A

Designated LIBOR Page:	2015 Notes: Reuters Page LIBOR 01 2023 Notes: N/A 2043 Notes: N/A

Index Maturity:	2015 Notes: 3 months 2023 Notes: N/A 2043 Notes: N/A

Interest Reset Dates:	2015 Notes: February 26, May 26, August 26 and November 26 2023 Notes: N/A 2043 Notes: N/A

Initial Interest Rate:	2015 Notes: 3 month LIBOR plus 5 bps, determined on the second London banking day prior to March 4, 2013 2023 Notes: N/A 2043 Notes: N/A

Price to Public:	2015 Notes: 100.000% of principal amount 2023 Notes: 98.199% of principal amount 2043 Notes: 97.197% of principal amount

Underwriting Discount:	2015 Notes: 0.150% 2023 Notes: 0.450% 2043 Notes: 0.750%

Net Proceeds:	2015 Notes: $399,400,000 (before expenses) 2023 Notes: $586,494,000 (before expenses) 2043 Notes: $819,799,500 (before expenses)

Benchmark Treasury:	2015 Notes: N/A 2023 Notes: 2.000% due February 15, 2023 2043 Notes: 2.750% due November 15, 2042

Benchmark Treasury Price/Yield:	2015 Notes: N/A 2023 Notes: 101-02 / 1.883% 2043 Notes: 93-12 / 3.092%

Spread to Benchmark Treasury:	2015 Notes: N/A 2023 Notes: +95 basis points 2043 Notes: +120 basis points

Yield to Maturity:	2015 Notes: N/A 2023 Notes: 2.833% 2043 Notes: 4.292%

Settlement Date (T+4):	March 4, 2013

CUSIP/ISIN:	2015 Notes: 718172 AX7 /US718172AX75 2023 Notes: 718172 AV1/US718172AV10 2043 Notes: 718172 AW9/US718172AW92

Listing:	Application will be made to list the 2015 Notes, the 2023 Notes and the 2043 Notes on the New York Stock Exchange
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc. SG Americas Securities, LLC
Joint Co-Managers:	Banca IMI S.p.A.[1] ING Financial Markets LLC Santander Investment Securities Inc.

Allocations:	2015 Notes	2023 Notes	2043 Notes
Barclays Capital Inc.	$70,400,000	$105,600,000	$149,600,000
Citigroup Global Markets Inc.	$70,400,000	$105,600,000	$149,600,000
Goldman, Sachs & Co.	$70,400,000	$105,600,000	$149,600,000
HSBC Securities (USA) Inc.	$70,400,000	$105,600,000	$149,600,000
SG Americas Securities, LLC	$70,400,000	$105,600,000	$149,600,000
Banca IMI S.p.A.	$1,600,000	$2,400,000	$3,400,000
ING Financial Markets LLC	$1,600,000	$2,400,000	$3,400,000
Santander Investment Securities Inc.	$1,600,000	$2,400,000	$3,400,000

Total	$400,000,000	$600,000,000	$850,000,000

Description of Certain Provisions Applicable to the 2015 Notes

General

The floating rate notes due 2015 (the “2015 floating rate notes”) offered hereby will initially be limited to $400,000,000 aggregate principal amount. The 2015 floating rate notes will bear interest from March 4, 2013, or from the most recent interest payment date on which we have paid or provided for interest on the 2015 floating rate notes. The 2015 floating rate notes will mature at 100% of their principal amount on February 26, 2015 and are not subject to any sinking fund. The 2015 floating rate notes will not be redeemable except upon the occurrence of specified tax events described under the caption “Description of Notes – Redemption for Tax Reasons” in the prospectus supplement.

Calculation Agent

HSBC Bank USA, National Association will act as calculation agent for the 2015 floating rate notes.

[1]	The following paragraph is hereby added under the caption “Underwriting” in the prospectus supplement as paragraph twelve: “Banca IMI S.p.A. is not a U.S. registered broker-dealer, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.”

Interest Payment Dates

Interest on the 2015 floating rate notes will be payable quarterly in arrears on February 26, May 26, August 26 and November 26, commencing on May 26, 2013, to the persons in whose names the notes are registered at the close of business on each February 13, May 13, August 13 and November 13 as the case may be (whether or not a New York business day (as defined below)). If any interest payment date (other than the maturity date or any earlier repayment date) falls on a day that is not a New York business day, the payment of interest that would otherwise be payable on such date will be postponed to the next succeeding New York business day, except that if such New York business day falls in the next succeeding calendar month, the applicable interest payment date will be the immediately preceding New York business day. If the maturity date or any earlier repayment date of the 2015 floating rate notes falls on a day that is not a New York business day, the payment of principal, premium, if any, and interest, if any, otherwise payable on such date will be postponed to the next succeeding New York business day, and no interest on such payment will accrue from and after the maturity date or earlier repayment date, as applicable.

A “New York business day” is any day other than a Saturday, Sunday or other day on which commercial banks are required or permitted by law, regulation or executive order to be closed in New York City.

Interest Reset Dates

The interest rate will be reset quarterly on February 26, May 26, August 26 and November 26, commencing on May 26, 2013. However, if any interest reset date would otherwise be a day that is not a New York business day, such interest reset date will be the next succeeding day that is a New York business day, except that if the next succeeding New York business day falls in the next succeeding calendar month, the applicable interest reset date will be the immediately preceding New York business day.

Interest Periods and Interest Rate

The initial interest period will be the period from and including March 4, 2013 to but excluding the first interest reset date. The interest rate in effect during the initial interest period will be equal to LIBOR plus 5 basis points, determined two London business days prior to March 4, 2013. A “London business day” is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

After the initial interest period, the interest periods will be the periods from and including an interest reset date to but excluding the immediately succeeding interest reset date, except that the final interest period will be the period from and including the interest reset date immediately preceding the maturity date to but excluding the maturity date. The interest rate per annum for the 2015 floating rate notes in any interest period will be equal to LIBOR plus 5 basis points, as determined by the calculation agent. The interest rate in effect for the 15 calendar days prior to any repayment date earlier than the maturity date will be the interest rate in effect on the fifteenth day preceding such earlier repayment date.

The interest rate on the 2015 floating rate notes will be limited to the maximum rate permitted by New York law, as the same may be modified by United States law of general application.

Upon the request of any holder of 2015 floating rate notes, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next interest reset date.

The calculation agent will determine LIBOR for each interest period on the second London business day prior to the first day of such interest period.

LIBOR, with respect to any interest determination date, will be the offered rate for deposits of U.S. dollars having a maturity of three months that appears on “Reuters Page LIBOR 01” at approximately 11:00 a.m., London time, on such interest determination date. If on an interest determination date, such rate does not appear on the “Reuters Page LIBOR 01” as of 11:00 a.m., London time, or if “Reuters Page LIBOR 01” is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM.”

If no offered rate appears on “Reuters Page LIBOR 01” or Bloomberg L.P. page “BBAM” on an interest determination date, LIBOR will be determined for such interest determination date on the basis of the rates at approximately 11:00 a.m., London time, on such interest determination date at which deposits in U.S. dollars are offered to prime banks in the London inter-bank market by four major banks in such market selected by the Company, for a term of three months commencing on the applicable interest reset date and in a principal amount equal to an amount that in the judgment of the calculation agent is representative for a single transaction in U.S. dollars in such market at such time. The calculation agent will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, LIBOR for such interest period will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, LIBOR for such interest period will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. in New York City on such interest determination date by three major banks in New York City, selected by the Company, for loans in U.S. dollars to leading European banks, for a term of three months commencing on the applicable interest reset date and in a principal amount equal to an amount that in the judgment of the calculation agent is representative for a single transaction in U.S. dollars in such market at such time; provided, however, that if the banks so selected are not quoting as mentioned above, the then-existing LIBOR rate will remain in effect for such interest period, or, if none, the interest rate will be the initial interest rate.

All percentages resulting from any calculation of any interest rate for the 2015 floating rate notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 5.876545% (or .05876545) would be rounded to 5.87655% (or .0587655)), and all U.S. dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward. Each calculation of the interest rate on the 2015 floating rate notes by the calculation agent will (in the absence of manifest error) be final and binding on the noteholders and the Company.

Accrued Interest

Accrued interest on the 2015 floating rate notes will be calculated by multiplying the principal amount of the 2015 floating rate notes by an accrued interest factor. This accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which interest is being paid. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. For these calculations, the interest rate in effect on any reset date will be the applicable rate as reset on that date. The interest rate applicable to any other day is the interest rate from the immediately preceding reset date or, if none, the initial interest rate.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Goldman, Sachs & Co. toll free at 1-866-471-2526, HSBC Securities (USA) Inc. toll free at 1-866-811-8049 or SG Americas Securities, LLC toll free at 1-855-881-2108.